Exhibit 99.3
[Agria (Singapore) Pte Ltd. letterhead]
24 January 2011
TO:
PGG Wrightson Limited
57 Waterloo Road, Hornby
Christchurch, 8042
New Zealand
Attention: The Board
Despatch notice pursuant to Rule 45 of the Takeovers Code
We refer to the takeover notice given by Agria (Singapore) Pte Ltd (Agria) to PGG Wrightson Limited (PGW) dated 23 December 2010 in relation to Agria’s partial takeover offer for 38.3% of the shares in PGW it does not already own.
Agria hereby gives notice pursuant to Rule 45 of the Takeovers Code that the offer document was sent to PGW’s shareholders on 24 January 2011.
Pursuant to Rule 45(1)(a)(ii) of the Takeovers Code, a copy of the offer document is enclosed with this notice.
For and on behalf of
Agria (Singapore) Pte Ltd

/s/ Xie Tao

Copy to:

Takeovers Panel	Registrar of Companies
Level 3, Solnet House	Level 18, ASB Centre
70 The Terrace	135 Albert Street
PO Box 1171	Auckland 1010
Wellington 6011

NZX Limited
Level 2, NZX Centre
11 Cable Street
PO Box 2959
DX: SP23501
Wellington, New Zealand

PARTIAL TAKEOVER OFFER BY
Agria (Singapore) Pte Ltd
to purchase an additional
38.3% of the shares in
PGG Wrightson Limited
not currently held by
Agria (Singapore) Pte Ltd
at NZ$0.60 per share
made pursuant to the
Takeovers Code.
24 January 2011

IMPORTANT
If you are in doubt as to any aspect of this offer, you should consult your financial or legal adviser.
If you have sold all your shares in PGG Wrightson Limited to which this offer applies, you should immediately hand this offer document and the accompanying acceptance form to the purchaser, or the agent (e.g. the broker) through whom the sale was made, to be passed to the purchaser.
PGG Wrightson Limited’s target company statement, together with an independent adviser’s report on the merits of this offer either accompanies this offer or will be sent to you within 14 days and should be read in conjunction with this offer.
THIS IS AN IMPORTANT
DOCUMENT AND REQUIRES
YOUR IMMEDIATE ATTENTION.
CONTENTS

Offeror letter	3
Why you should accept this Offer	4
Background to the Offeror	6
How to accept the Offer	7
Closing Date	7
Summary of Offer	8
Terms and conditions	10
Appendix: Takeovers Code Information	15

OFFEROR LETTER
24 January 2011
Dear PGW shareholder,
PARTIAL CASH TAKEOVER OFFER FOR PGW AT 60 CENTS PER SHARE
On 23 December 2010 we announced our intention to make a partial cash takeover offer to purchase an additional 38.3% of the shares in PGG Wrightson Limited (PGW or the Company) that we do not already own, at a price of 60 cents per share, so as to take Agria (Singapore) Pte Ltd’s (Agria) holding to 50.01 % of the total shares of PGW.
This offer is attractive as it represents a significant premium of 25% to the trading price before announcement of the offer (48 cents per share). Furthermore, the offer provides flexibility to sell a proportion of your shares or to retain an involvement to benefit from the longer term opportunity which Agria Corporation and New Hope Group, as indirect shareholders of Agria, will offer PGW. We are particularly focussed on strengthening the relationship between PGW and its key farmer customers and shareholders, who we see as playing an increasingly important role for PGW in the future.
PGW has underperformed expectations in recent times, including a recent profit downgrade. In our view, PGW’s business requires restructuring and a refocus on the core businesses of AgriServices and AgriTech to achieve its full potential.
Our offer is supported by Pyne Gould Corporation Limited, which has committed to accept the offer for its entire 18.3% shareholding by way of an irrevocable pre-bid agreement, subject to any scaling that may be required under the Takeovers Code for a partial takeover offer. Pyne Gould Corporation Limited’s commitment, if taken in full, together with our existing 19.01 % stake in PGW would represent approximately 37.3% of PGW’s total shares.
It is our intention that if this offer is successful PGW will remain as a New Zealand based listed company with a strong board led by independent Chairman Sir John Anderson.
The offer document enclosed with this letter sets out the details of our offer, including relevant information you will need to take into account before making a decision to accept our offer for all or part of your shareholding.
We commend this offer to you, and encourage you to accept.
Yours faithfully
Agria (Singapore) Pte Ltd.

/s/ Xie Tao Xie Tao
Director, Agria (Singapore) Pte Ltd

WHY YOU SHOULD
ACCEPT THIS OFFER
60 cents is a very attractive price
•	25.0% premium to the closing price of PGW shares on the last trading day on the NZSX prior to the announcement of Agria (Singapore) Pte. Ltd. (Agria)’s offer (the Offer)

•	36.4% premium to the closing price of PGW shares on the 17th December 2010 when a profit downgrade was released
Offer premium to PGW’s historical share price
Pyne Gould Corporation Limited, 18.3% shareholder has agreed to sell all (subject to scaling) of its PGW shares to Agria
•	Pyne Gould Corporation Limited (Pyne Gould) has been a founding shareholder in PGW with board representation

•	Pyne Gould’s support is a significant endorsement of the Offer

In Agria’s opinion, PGW’s business requires restructuring
•	PGW has underperformed expectations in recent times including a recent profit downgrade

•	PGW’s business needs to refocus on the core businesses of AgriServices and AgriTech to achieve its full potential

•	Agria in principle is supportive of a strategy to review the divestment of PGG Wrightson Finance Limited’s finance book
Partial offer
•	This Offer is a partial offer and allows shareholders to accept for all or part of your share holding at 60 cents per share

•	If the total number of acceptances exceeds the 235 million shares being sought, then scaling will apply in accordance with the Takeovers Code
No brokerage payable by accepting shareholders
•	Accepting shareholders will not be charged brokerage under this Offer. Shareholders selling their PGW shares on NZSX through a share broker may be charged brokerage

•	The Offer provides accepting shareholders with certainty of cash. If you accept this Offer you will be paid the consideration for your shares no later than 7 days after the later of the date on which this Offer becomes unconditional or the Closing Date (or the next working day if the last day falls on a weekend or a holiday)

BACKGROUND TO
THE OFFEROR
The Offer will be made by Agria (Singapore) Pte. Ltd. (Agria), which will be owned, directly or indirectly, by Agria Corporation (Agria Corporation) and New Hope Group (New Hope). Agria, currently a wholly owned subsidiary of Agria Corporation, already holds a 19.01 % shareholding in PGW1.
UPDATE ON AGRIA CORPORATION
In November 2009, Agria Corporation’s subsidiary, Agria, acquired and still holds a 19.01% shareholding in PGW. Agria Corporation is listed on the New York Stock Exchange. Agria Corporation is a China-based agriculture company with investments in key agriculture markets of China and New Zealand. Agria currently has two directors on the PGW Board.
Agria Corporation’s business operations in China are focused on creating a profitable seed business. This business comprises three business units: research and development, production and marketing.
SUMMARY PROFILE OF NEW HOPE
New Hope is one of China’s largest agricultural and food corporations. The Group’s revenue in 2010 was approximately RMB 60.0 billion (equivalent to approximately NZ$12.1 billion) and New Hope operates throughout China, and in South-East Asia. New Hope Group has four large business units - agriculture and food (accounting for 85% of revenue), chemicals and resources, real-estate and financial businesses.
New Hope’s Chairman and founder, Mr Liu Yonghao, is a highly regarded businessman and is Vice-Chairman of MinSheng Bank, one of China’s largest commercial banks. Mr. Liu is also a member of the Chinese People’s Political Consultative Conference economic committee.
New Hope Group is looking to strengthen its core focus with global partnerships, to contribute to the bilateral agriculture partnership between China and New Zealand, and to contribute to the future growth of New Zealand’s agriculture industry.
New Hope will be Agria Corporation’s investment partner and brings to bear a level of participation and reach in the China agricultural sector that New Hope and Agria Corporation consider parallels PGW’s involvement in the New Zealand industry. New Hope and Agria Corporation have entered into a subscription agreement in respect of their ownership and participation in Agria which will be implemented prior to completion of the Offer (but subject to the conditions of the Offer being satisfied).

[1]	Agria Asia Investments Limited, the immediate holding company of Agria, also holds convertible redeemable notes (CRNs) issued by PGW having on aggregate principal amount of US$25 million (NZ$ 33.9 million). The CRNs can be converted at PGW’s election into ordinary shares in PGW. The CRNs can also be redeemed at PGW’s election, in which event Agria Asia can elect to receive shares in PGG Wrightson Finance Limited or cash.

HOW TO ACCEPT THIS
OFFER
Complete the Acceptance Form enclosed with this document, in accordance with the instructions set out on that form. Then deliver, mail or fax the Acceptance Form to:
Agria (Singapore) Pte. Ltd.
c/- Computershare Investor Services Limited
Level 2, 159 Hurstmere Road, Takapuna, Auckland 0622
Private Bag 92119, Auckland 1142
Facsimile: +64 9 488 8787
A reply-paid envelope is enclosed.
If you send your completed Acceptance Form by facsimile, you should also post the original to the address above (although, if you do not, your acceptance will still be valid).
You may accept the Offer in respect of all or any of your Shares.
IF YOU HAVE LOST YOUR FORM OR HAVE ANY QUESTIONS
If you have lost your Acceptance Form or have any questions about this Offer you can contact Computershare:
Computershare Investor Services Limited
Phone +64 9 488 8777
Level 2, 159 Hurstmere Road, Takapuna, Auckland 0622
Private Bag 92119, Auckland 1142
CLOSING DATE
This Offer is scheduled to close on 15 April 2011. If you wish to accept this Offer, you must ensure that your acceptance is received on or before the Closing Date. Your early response will assist in the processing of acceptances.
IF YOU HAVE SOLD YOUR PGW SHARES
If you have sold all or some of your Shares, please request the broker through whom you made the sale to advise the purchaser of this Offer and that copies of this Offer document are available from Computershare.
IMPORTANT: ACCEPTANCES MUST BE RECEIVED
BY 5PM ON 15 APRIL 2011.

SUMMARY OF OFFER
On 23 December 2010 Agria (Singapore) Pte Ltd (Agria) announced that it would make a partial cash takeover offer (Offer) under the Takeovers Code for the purchase of 235 million ordinary shares in PGG Wrightson Limited (PGW). The key terms of the Offer are:

Offer	60 cents in cash for each PGW ordinary share

Opening Date	24 January 2011

Closing Date	15 April 2011 (unless extended)

Payment Date	If you accept this Offer you will be paid the consideration for your shares no later than 7 days after the later of the date on which this Offer becomes unconditional or the Closing Date (or the next working day if the last day falls on a weekend or a holiday)

Conditions	This Offer is subject to limited conditions, including:
•	obtaining such number of acceptances as would confer upon Agria 50.01% of the voting rights in PGW, when taken together with its existing holding; and

•	the receipt by Agria of consent from the New Zealand Overseas Investment Office and Chinese regulatory authorities to implement and give effect to this Offer

Brokerage	You will not pay brokerage if you accept this Offer
Detailed terms of the Offer are set out on the following pages of this document. You should read these carefully.
If you are in any doubt as to any aspect of the Offer, you should consult a financial or legal adviser.

WHY YOU SHOULD
ACCEPT THIS OFFER
•	60 cents represents a very attractive price

•	Pyne Gould Corporation Limited, 18.3% shareholder, has agreed to sell all of its PGW shares to Agria (subject to scaling under the Offer)

•	In Agria’s opinion, PGW’s business is underperforming and requires restructuring

•	This partial offer provides flexibility and you may accept for all or part of your shareholding

•	No brokerage is payable by accepting shareholders

TERMS AND CONDITIONS OF PARTIAL TAKEOVER OFFER BY AGRIA (SINGAPORE) PTE LTD. TO PURCHASE AN ADDITIONAL 38.3% OF THE SHARES IN PGG WRIGHTSON LIMITED NOT ALREADY HELD BY AGRIA (SINGAPORE) PTE LTD.
Dear Shareholder,
Agria (Singapore) Pte Ltd. (Agria) hereby offers to acquire, on the terms and conditions set out in this document (the Offer), an additional 38.3% (the Specified Percentage) of the issued fully paid ordinary shares in PGG Wrightson Limited (PGW) not currently held by Agria, and which would (once the Offer is declared unconditional and the relevant shares are transferred) bring Agria’s total shareholding in PGW to 50.01%. All the shares in PGW are referred to in this Offer as the Shares and each of them is referred to as a Share.
This Offer is a partial offer for the Shares. As Agria holds 144,104,680 Shares, the Offer is for the Specified Percentage of the Shares which are not already held by Agria at the date of this Offer. In accordance with the Takeovers Code, each holder of Shares is entitled to sell to Agria pursuant to the Offer, the Specified Percentage of the Shares they hold (Entitlement).
Agria Corporation (the parent company of Agria), Agria and New Hope Group have entered into a Subscription Agreement whereunder each of Agria Corporation and New Hope Group agree to subscribe for shares in Agria, either directly or indirectly, through another company in the Agria group, as follows: Agria Corporation, a minimum of US$55 million; New Hope Group US$20 million. The balance of the funds required to enable Agria to meet its obligations under the Offer are to be provided by a loan facility from Agria’s financiers. Accordingly, if the Offer becomes unconditional, Agria Corporation and New Hope Group will be the shareholders, directly or indirectly, of Agria prior to payment by Agria of any consideration payable for the Shares of acceptors under the Offer.
To the extent holders of Shares do not accept the Offer for their full Entitlement, Agria is entitled to accept acceptances from holders of Shares who wish to sell more Shares than their Entitlement. Over-acceptances of this Offer will be dealt with as set out in paragraph 2 below.
This Offer is made subject to the following terms and conditions.
1.	Consideration

1.1	The consideration offered for each Share is NZ$0.60 cash, subject to paragraph 6.2.

1.2	The consideration for the Offer will be paid to shareholders whose Shares are taken up under the Offer (Acceptors) and will be sent to such Acceptors not later than 7 days after the later of:

(a)	the date this Offer becomes unconditional; or

(b)	the Closing Date,
but in any event not later than 7 days after the last date on which the Offer can become unconditional, PROVIDED THAT if the last day is not a working day then payment may be made on the next working day.

1.3	If the consideration for the Offer is not paid within the period specified in paragraph 1.2 to any shareholder whose Shares are taken up under the Offer, that shareholder may withdraw acceptance of the Offer by notice in writing to Agria, but only after the expiration of 7 days’ written notice to Agria of that shareholder’s intention to do so. This right to withdraw acceptance of the Offer will not apply if the shareholder receives the consideration during the 7 day period referred to in this paragraph.

2.	How to Accept this Offer
If you wish to accept this Offer, you only need to:
2.1	Complete the enclosed Acceptance Form in accordance with the instructions set out in the Acceptance Form; and

2.2	Return the completed Acceptance Form in the enclosed reply paid envelope AS SOON AS POSSIBLE, but in any event so as to be received by Agria not later than 5 pm on 15 April 2011 (being a period of 82 days from and including the date of this Offer) or such later closing date(s) as Agria may decide in accordance with the Takeovers Code (Closing Date). Acceptances posted (and bearing a postage stamp) before 5 p.m. on the Closing Date, but received after that date, may be accepted by Agria.

2.3	If the reply paid envelope has been mislaid, please deliver, mail or fax your Acceptance Form to:

Computershare Investor Services Limited Re: Agria (Singapore) Pte Ltd. Private Bag 92119 Auckland 1142 159 Hurstmere Road, Takapuna, Auckland 0622 Facsimile: +64 9 488 8787

2.4	You may accept this Offer in respect of all or any shares you hold in PGW, whether you have acquired them before or after the date of this Offer, upon production of satisfactory evidence of your entitlement to those Shares. Acceptances will be scaled in accordance with paragraphs 2.5 and 2.6.

2.5	Subject to clause 2.6 below, Agria will take up from each Acceptor of this Offer the lesser of:

(a)	the number of the Acceptor’s Shares that represents the Specified Percentage of the Shares held by that Acceptor; or

(b)	the number of Shares in respect of which the Acceptor has accepted the Offer.

2.6	If:

(a)	the number of Shares that Agria takes up in accordance with paragraph 2.5 is less than the number of Shares sought by Agria under this Offer; and

(b)	Agria has received acceptances of the Offer from certain Acceptors (each a Surplus Acceptor) for more than the Specified Percentage of the Shares held by that Acceptor (those Shares in excess being Surplus Shares), then Agria will take up from each Surplus Acceptor the balance of the Shares required by Agria pursuant to this Offer to acquire the Specified Percentage of Shares not held by Agria as at the date of the Offer (Remaining Required Shares), with the proportion of Surplus Shares to be acquired from each Surplus Acceptor being equal to the proportion that the Remaining Required Shares bears to the total of all the Surplus Shares.
2.7	As a result of the application of clauses 2.5 and 2.6, Agria may purchase less than the number of shares specified by an Acceptor in its Acceptance Form.
2.8	Without limiting paragraph 2.10 or 7.2, the number of Shares that may be disposed of by an Acceptor under this Offer will be determined by reference to the number of Shares held by the Acceptor at the Closing Date, as recorded in the securities register of PGW. This applies notwithstanding the Entitlement set out in the Acceptance and Transfer Form.
2.9	Agria may, in its discretion, treat any Acceptance Form as valid notwithstanding that it does not comply with this paragraph, and may, in its discretion, rectify any errors in, or omissions from, any Form, including inserting or completing details of the Shares held by the Acceptor and filling in any blanks. Agria will determine, in its sole discretion, all questions relating to documents, including the validity, eligibility, time of receipt and effectiveness of an acceptance of the Offer. The determination of Agria will be final and binding on all parties.
2.10	Acceptance of this Offer by each Acceptor constitutes a contract between that Acceptor and Agria on the terms and subject to the conditions of this Offer. Other than in the circumstances set out in paragraph 1.3 above, acceptances of the Offer are irrevocable and you may not withdraw your acceptance during the time the Offer is open for acceptance, whether or not there has been any permissible variation of the Offer in accordance with the Takeovers Code.

If you need assistance with respect to completing your Acceptance Form please contact Computershare Investor Services Limited, Re: Agria (Singapore) Pte Ltd. on:

Telephone: +64 9 488 8777, Mail: Private Bag 92119, Auckland 1142, or Email: enquiry@computershare.co.nz
3.	Terms and Conditions of Offer
3.1	This Offer, and any contract arising from it, is conditional upon Agria receiving, on or prior to the Closing Date, acceptances of this Offer relating to Shares that, on registration of the transfer of the Shares to Agria, and when taken together with the Shares already held by Agria, would (once the Offer is declared unconditional and the Shares transferred) confer on Agria 50.01 % of the voting rights in PGW.
3.2	The condition set out in paragraph 3.1 is a condition subsequent, and acceptance of the Offer by each Shareholder shall constitute a contract between that Shareholder and Agria subject to that condition. The Offer will only proceed if the condition in paragraph 3.1 is satisfied.
3.3	If the Offer period is extended and the Offer has not been declared unconditional, Agria will specify in the variation notice a new date by which the Offer must be declared unconditional.
3.4	If this Offer does not become unconditional, the Offer will lapse, Acceptance Forms received by Agria will be destroyed and every party will be released from their obligations under this Offer (and the Acceptance Form) and the contract arising from their acceptance of it.
3.5	The latest date on which Agria can declare this Offer to have become unconditional is 15 April 2011. This date will not be extended (except with the prior written agreement of Pyne Gould Corporation under its pre-bid agreement with Agria). If this Offer is not declared unconditional, the Offer will lapse.
3.6	The Shares and all other securities of the nature referred to in paragraph 7 “Change of Circumstances” (if applicable) are to be acquired free from all liens, charges, mortgages, encumbrances and other interests and claims of any kind whatsoever, but together with all rights, benefits and entitlements attaching to them at the date of this Offer or which arise subsequently, including the right to all dividends and other distributions.

3.7	Agria may vary this Offer in accordance with the Takeovers Code.

3.8	By accepting this Offer, each Acceptor represents and warrants to Agria that:
(a)	it is the sole legal and beneficial owner of the Shares in respect of which it has accepted this Offer, or is the legal owner and has the necessary power, capacity and authority to accept this Offer in respect of such Shares;

(b)	it has full power, capacity and authority to sell and transfer all such Shares; and
(c)	legal and beneficial title to all such Shares will pass to Agria in accordance with paragraph 3.6.

3.9	Each Acceptor:
(a)	will not, and will not attempt to, sell, transfer or dispose of (or agree to do any of those things), any or all of the Shares in respect of which the Acceptor has accepted this Offer (other than the acceptance of the Offer itself);
(b)	is deemed to have irrevocably authorised Agria to instruct PGW and its share registrar to refuse, during the Offer period, to register any transfer of any or all Shares in respect of which the Acceptor has accepted this Offer, except for the transfers in accordance with this Offer; and

(c)	will pay to Agria on demand, any cost or expense incurred, or loss or damage suffered, by Agria in connection with, or as a result of, that Acceptor’s failure to comply with paragraph 3.9(a).
4.	Further Conditions
4.1	This Offer and any contract arising from acceptance of it is conditional on Agria, New Hope and their financiers obtaining all necessary regulatory consents and clearances (if any), including any consent required under the Overseas Investment Act 2005 and from Chinese regulatory authorities to settle the Offer and acquire more than 19.9% of the shares in PGW, by 15 April 2011 (subject to extension under clause 3.5).
4.2	This Offer and any contract arising from acceptance of it is also subject to the conditions that during the period from the date on which this Offer was announced until the last date by which the Offer must be declared unconditional by Agria (or the date on which the Offer is declared unconditional, if earlier):
(a)	no dividends, bonuses or other payments or distributions of any nature (including without limitation, any share buybacks) have been or will be declared, paid or made upon or in respect of any of the Shares;
(b)	no further shares, convertible securities or any voting securities of any description (including options, rights or interests in any securities) of PGW or any of its subsidiaries (the Group) have been or will be issued or agreed to be issued or made the subject of any option or right to subscribe (whether by way of bonus issue or otherwise) and there have been no, and will be no, alteration of rights, privileges and restrictions attaching to the shares of any member of the Group;
(c)	no Share in PGW has been or will be subdivided, consolidated or acquired by PGW;
(d)	no Shares in PGW or any shares or other securities in any of its subsidiaries have been or will be made the subject of any option, or right, to subscribe for the issue of securities in PGW or that subsidiary;
(e)	no alteration to the constitution of any member of the Group has been or will be made other than amendments of a formal or technical (but not substantive) nature;
(f)	the business of each member of the Group is carried on in the ordinary and normal course, including without limitation:
a.	none of the assets of the Group (taken separately or together) being disposed of, or made subject to any option or contract to sell, for on amount in excess of $250,000 except in the ordinary course of business or with the approval, or conditional on the approval, of PGW’s shareholders;
b.	no member of the Group (separately or together) entering into or contracting to enter into, or completing any acquisition of any investment, company or asset, or undertaking any capital expenditure or divestment for on amount in excess of $500,000 (in aggregate) that, as at the date on which this Offer was announced, had not been approved by the board of directors of PGW or committed to by the relevant member of the Group or approved by, or conditional on the approval of, the shareholders of PGW, otherwise than in the ordinary course of business;
c.	no resolution being passed for any merger, amalgamation, share buyback or scheme of arrangement including any member of the Group, and no member being involved in any proposal relating to any merger, amalgamation, share buyback or scheme of arrangement (or announcing any intention to do so);
d.	no unusual or abnormal payments, commitments or liabilities (including contingent liabilities) which are material or could be material to the Group, taken as a whole, are made or incurred (or agreed to be made or incurred) by any of those entities and no member of the Group makes any unusual payment of income tax;
e.	no member of the Group varies or waives any material rights or powers under any material contract to which it is a party;
f.	no changes to the composition or functions of the board of directors of any member of the Group;
g.	no member of the Group disposes of, purchases, transfer, leases, charges, mortgages, grants a lien or other encumbrance over, grants an option or legal or equitable interest in respect of, or otherwise deals with a legal or equitable interest in a material asset, business, operation, property or subsidiary (or agrees to or reaches an understanding, including agreeing to materially vary any agreement, do any of these things or makes an announcement in respect of any of them) that is material to the Group taken as a whole, other than in the ordinary course of business or with the approval, or conditional upon the approval, of the shareholders of PGW; and
h.	no onerous, long term or material contracts, commitments, agreements or arrangements that are material to the Group taken as a whole (either individually or in aggregate), or major transactions (as defined in section 129 (2) of the Companies Act 1993), are entered into, terminated or materially varied, by any member of the Group (or an agreement or understanding to these purposes is reached), except with the approval of, or conditional upon the approval of, PGW’s shareholders;
(g)	no liquidator, receiver, manager, receiver and manager, statutory manager or similar officer being appointed in relation to any member of the Group or is appointed in relation to any of their respective assets (or any part thereof) and no proceedings or steps (including the calling of a meeting to consider the passing of a resolution to appoint a liquidator) for the liquidation or administration of any member of the Group being commenced;
(h)	no action, claim, litigation or other form of proceedings that are or could be material to the Group (taken as a whole) are notified or commenced against, or by, any member of the Group;

(i)	no change to the remuneration or to any terms of employment or engagement of any director, officer, employee, contractor or consultant of any member of the Group is made other than in accordance with established policies or in the ordinary course of business and consistent with past practices, and there is no agreement to make any of those changes;
(j)	no changes are made to the senior management team or their respective arrangements with the Group, except with the prior approval of the majority of PGW’s board;
(k)	the NZX 50 Index (Gross) not having closed below 3000.4 for a period of three consecutive NZX trading days or more since the date on which this Offer was announced;
(l)	there not having occurred any events, conditions or circumstances of the nature referred to above which in aggregate with other events mean that the overall impact of such aggregated events taken as a whole is material to the Group;
(m)	there not having occurred any event materially adverse to the business, financial or trading position, assets or liabilities, profitability or prospects of the Group, taken as a whole, including any material deterioration in the debt situation or financial forecast of any member of the Group;
(n)	no board of any member of the Group approving, authorising or resolving any of the matters referred to in (a) to (i) above;
(o)	no person exercising any rights under any provision or agreement or other instrument to which any member of the Group is a party, or by or to which any member of the Group or any of their assets is bound or subject, which results to an extent which is material in the context of the Group taken as a whole, in:
(i)	any moneys borrowed by any member of the Group becoming payable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument; or
(ii)	any such agreement or other such instrument being terminated or modified;
(p)	Agria and/or any of its shareholders or financiers, as the case may be, obtaining on an unconditional basis all necessary approvals and consents from the Chinese regulatory authorities to complete the Offer and such approvals and consents remaining in full force and effect in all respects and not being subject to any notice, intimation or indication of intention to revoke, suspend, restraint, modify or review the same.
4.3	The conditions in paragraph 4.2 above are for the benefit of Agria and may be waived in whole or in part by Agria at its absolute discretion, to the extent permitted by the Takeovers Code and other laws. Any waiver or consent given by Agria in respect of any matter or thing shall apply only in accordance with its terms and shall not constitute a consent or waiver in respect of any similar matter or thing.
4.4	All of the conditions set out above are conditions subsequent, and acceptance of this Offer by an Acceptor shall constitute a contract by that Acceptor with Agria subject to those conditions.
5.	Notices
5.1	Notice to PGW, the Takeovers Panel and the New Zealand Stock Exchange:
(a)	declaring this Offer unconditional; or
(b)	advising that this Offer is withdrawn in accordance with the Takeovers Code or has lapsed in accordance with its terms, in each case, will be deemed to be notice to all offerees.
5.2	Notice of any variation of the Offer will be sent to each offeree, PGW, the Takeovers Panel and the New Zealand Stock Exchange in accordance with the Takeovers Code.
6.	Method of Settlement

6.1	Agria will not acknowledge receipt of your acceptance of this Offer.

6.2	If:

(a)	This Offer is declared unconditional; and

(b)	the Acceptance Form is in order and including all the necessary information,

then a cheque for the amount to which you will be entitled under this Offer will be posted or if elected by you on your Acceptance Form, the amount will be paid by electronic transfer to the bank account in New Zealand set out or nominated on that Form, by the date specified in paragraph 1.2.
6.3	Agria will present the Acceptance Forms to PGW for registration not later than 5 days after the later of the Offer becoming unconditional and the Closing Date.
7.	Change of Circumstances
7.1	If, on or after 23 December 2010 PGW declares or pays a dividend or makes any other distribution, unless paragraph 4.2(a) is waived by Agria, Acceptors of this Offer will be bound to pay to Agria on amount equivalent to such dividend or the value of such other distribution or, at the option of Agria, the cash consideration which would otherwise have been paid to such Acceptors shall be reduced by an amount equivalent to such dividend or the value of such other distribution.
7.2	If, on or after 23 December 2010, PGW authorises, declares or makes any issue of shares or debentures or convertible notes or voting securities or grants any other rights or interests in its shares to its shareholders by way of capitalisation of any part of its profits or reserves, unless paragraph 4.2(b) is waived by Agria, Acceptors of this Offer will be bound to transfer such shares or debentures or convertible notes or other rights and interests to Agria, without any additional consideration.

7.3	If all or any of the Shares of PGW are consolidated, subdivided or acquired by PGW on or after 23 December 2010 then this Offer will be interpreted to take into account such consolidation, subdivision or acquisition and will be deemed to be for the shares/securities resulting from such consolidation, subdivision or acquisition and the consideration per Share provided for under paragraph 1.1 will be increased or reduced, as the case may require, in proportion to such consolidation, subdivision or acquisition, and Acceptors will be bound to transfer such consolidated, subdivided or acquired shares to Agria on the basis of the consideration so increased or reduced.
7.4	If PGW makes any issue of shares to any person on or after the date of this Offer other than by way of capitalisation of any part of its profits or its reserves, then this Offer will be deemed to extend to and include such shares and the consideration payable for them will be as provided in paragraph 1.1 above.
7.5	If this Offer is declared unconditional, then for a period of 12 months commencing on the date on which this Offer was announced, neither Agria nor any related company of Agria will make any further takeover offer under the Takeovers Code to acquire Shares at a price per Share that is higher than the consideration per Share to be paid under this Offer.
8.	Further Information
Further information relating to Agria, as required by Schedule 1 to the Takeovers Code, is set out in the Appendix, and forms part of this Offer.
9.	Interpretation
In this document:
9.1	Any reference to the Takeovers Code means the takeovers code recorded in the Takeovers Code Approval Order 2000 (SR 2000/210);
9.2	Except if expressly defined in this document, or where the context requires otherwise, terms defined in the Takeovers Code shall have the same meaning in this document;
9.3	In the event of any inconsistency between this Offer and the requirements of the Takeovers Code, or the Takeovers Act 1993, or any applicable exemption granted by the Takeovers Panel under section 45 of the Takeovers Act 1993, the Takeovers Code, the Takeovers Act 1993 or exemption (as the case may be), shall prevail;
9.4	This Offer may be varied by Agria in accordance with rule 27 of the Takeovers Code;

9.5	The provisions set out in the Acceptance Form are also part of the terms of this Offer;

9.6	Headings are for convenience only and do not affect the interpretation of this document or any Acceptance Form;

9.7	The singular includes the plural and vice versa;
9.8	References to any statutory provision are to statutory provisions in force in New Zealand and include any statutory provision which amends or replaces it, and any by-low, regulation, order, statutory instrument, determination or subordinate legislation made under it;

9.9	All sums of money referred to in this Offer are in New Zealand currency;

9.10	Any reference to time in this Offer is to New Zealand time; and
9.11	This Offer and any contract arising from it shall be governed by and construed in accordance with the laws of New Zealand, and the parties to any such contract submit to the non-exclusive jurisdiction of the Courts of New Zealand.
This Offer is dated at Auckland this 24th day of January 2011.

/s/ Xie Tao Xie Tao
Sole director (fulfilling also the roles of chief executive officer and chief financial officer) of Agria (Singapore) Pte. Ltd.

APPENDIX:
INFORMATION REQUIRED TO BE SPECIFIED IN TAKEOVER OFFER BY SCHEDULE 1 TO THE TAKEOVERS CODE.
The information required by Schedule 1 to the Takeovers Code, and not stated elsewhere in this Offer, is set out below. Where information is not applicable, no statement is made regarding that information. The following matters are stated as at the date of this Offer document.
1.	Date

The Offer is dated 24th day of January 2011.

2.	Offeror and its Directors

Agria (Singapore) Pte Ltd. (Agria) 80 Raffles Place, 16-20 UOB Plaza 2, Singapore 048624. Sole Director of Agria (Singapore) Pte Ltd.: Xie Tao

3.	Target Company

PGG Wrightson Limited (PGW).

4.	Advice Statement

The advice statement required under this paragraph is set out on the cover page of the Offer document.

5.	Offer Terms

The terms and conditions of the Offer are set out in paragraphs 1 to 4 of the Offer document.

6.	Ownership of Equity Securities of Target Company
6.1	The table below sets out the number, designation and percentage of equity securities of any class of PGW held or controlled by:
(a)	Agria as the offeror; and

(b)	any related company of Agria; and

(c)	any person acting jointly or in concert with Agria; and

(d)	any director of any persons described in paragraphs (a) to (c) above; and

(e)	any other person holding or controlling more than 5% of the class, if within the knowledge of Agria;

to the knowledge of Agria after making enquiries, as of the date of printing this document.

		Type of Equity	Number of shares	Percentage
Name	Description	Securities	held or controlled	of shares
Agria (Singapore) Pte Ltd.	Shares held by Agria as the Offeror	Ordinary Shares	144,104,680	19.01%
Pyne Gould Corporation Limited	Person holding or controlling more than 5%	Ordinary Shares	138,827,080	18.32%
HSBC Nominees (New Zealand) Limited	Person holding or controlling more than 5%	Ordinary Shares	38,612,794	5.09%
Notes:
1)	The details shown above have been obtained from publicly available sources, being the only such information within the knowledge of Agria.

2)	The information in the table above and in the table in clause 7 below is based on information known at the time of printing.
6.2	Apart from the persons named in the table above, none of the other persons referred to in paragraph 6 of this Appendix hold or control equity securities in PGW, within the knowledge of Agria, having made due enquiry.

7. Trading in Target Company Equity Securities
No equity securities of PGW have been acquired or disposed of by any of the persons described in subparagraphs (a) to (d) of paragraph 6 of this Appendix or any of the persons identified in the table in paragraph 6 of this Appendix to the knowledge of Agria during the 6 month period before the date of this Offer.
8. No Agreements to Accept Offer
8.1	Pyne Gould Corporation Limited (PGC) has entered into a pre-bid agreement with Agria in respect of the Offer, in respect of 138,827,080 Shares (18.32%).
8.2	Under that agreement, PGC has undertaken to irrevocably accept the Offer within 3 business days of the Offer being despatched in accordance with the Takeovers Code and it is otherwise restricted from selling, encumbering or otherwise disposing of the shares held by it. The pre-bid agreement is conditional on:
(a)	Agria providing a takeover notice in respect of the Offer no later than the end of 31st of December 2010;
(b)	Agria despatching the Offer document within 30 days of the takeover notice referred to in (a) above; and
(c)	Agria obtaining Overseas Investment Office’s consent to the Offer by 15 April 2011.
8.3	The terms of the pre-bid agreement expressly provide that PGC is able to exercise and control the exercise of all voting rights relating to Shares held or controlled by it in whatever manner it sees fit up until the time that such Shares are transferred under this Offer.
9. Arrangements to Pay Consideration
9.1	Agria confirms that resources will be available to it sufficient to meet the consideration to be provided on full acceptance of the Offer and to pay any debts incurred in connection with the Offer (including debts arising under rule 49 of the Takeovers Code).
9.2	A statement setting out the rights of each offeree under rule 34 of the Takeovers Code, to withdraw its acceptance for non-payment by Agria of the consideration, is set out in paragraph 1.3 of the Offer document.
10. Arrangements Between Agria and PGW
10.1	In accordance with the terms of a subscription agreement entered into between PGW and Agria Corporation on 16 October 2009, PGW’s board has now granted its consent to Agria Corporation transferring the legal and beneficial ownership of a portion of the shares in Agria and/or in Agria Asia Investments Limited to New Hope Group Co., Ltd. or a subsidiary of it, before the date of this Offer being announced.
10.2	No other agreement or arrangement (whether legally enforceable or not) has been made, or is proposed to be made, between Agria or any associates of Agria, and PGW or any related company of PGW, in connection with, in anticipation of, or in response to, the Offer.
11. No Arrangements Between Agria, and Directors and Officers of PGW
Agria is supportive of Sir John Anderson continuing as chairman of PGW should its Offer be successful. Other than this, no agreement or arrangement (whether legally enforceable or not) has been made, or is proposed to be made, between Agria or any associates of Agria, and any of the directors or senior officers of PGW or of any related company of PGW (including any payment or other benefit proposed to be made or given by way of compensation for loss of office, or as to their remaining in or retiring from office) in connection with, in anticipation of, or in response to, the Offer. Lai Guanglin and Xie Tao are directors of PGW and are also directors and/or employees of Agria or related companies of Agria.
12. No Financial Assistance
No agreement or arrangement has been made, or is proposed to be made, under which PGW or any related company of PGW will give (directly or indirectly) financial assistance for the purpose of, or in connection with, the Offer.
13. Likelihood of Changes in PGW
13.1	If the Offer is successful, Agria will seek appropriate board representation on the PGW board including representatives of Agria Corporation and New Hope. Agria will participate in decisions relating to PGW and its strategy with a view to improving operations and profitability in PGW as soon as possible.
13.2	The changes likely to be made by Agria in respect of the business activities of PGW and its subsidiaries will involve a particular focus on PGW’s core AgriServices and AgriTech businesses. In that regard, Agria is in principle supportive of a strategy to review the divestment of PGG Wrightson Finance Limited’s finance book subject to any shareholders’ and other approvals that may be required by law.

14. No Pre-emption Clauses in Target Company’s Constitution
There is no restriction on the right to transfer equity securities to which the Offer relates contained in the constitution of PGW as of the date of this Offer, which has the effect of requiring the holders of the securities to offer the securities for purchase to PGW or to any other person before transferring the securities.
15. No Escalation Clause
There is no agreement or arrangement (whether legally enforceable or not) under which any existing holder of equity securities in PGW will or may receive in relation to, or as a consequence of, the Offer any additional consideration or other benefit over and above the consideration set out in the Offer, or any prior holder of equity securities in PGW will or may receive any consideration or other benefit as a consequence of the Offer.
16. No Independent Adviser’s Report in relation to other classes
An independent adviser’s report is not required under rule 22 of the Takeovers Code (which requires an independent adviser to report on fairness between different classes of securities, whether voting or non-voting) because PGW does not have any non-voting equity securities or more than 1 class of voting securities on issue at the date of this document.
17. Certificate
To the best of my knowledge and belief, after making proper inquiry, the information contained in or accompanying the Offer document is, in all material respects, true and correct and not misleading, whether by omission of any information or otherwise, and includes all the information required to be disclosed by Agria under the Takeovers Code.
Signed by the person named below.

/s/ Xie Tao Xie Tao
Sole director (fulfilling also the roles of chief executive officer and chief financial officer) of Agria (Singapore) Pte Ltd.

PLEASE NOTE
IF YOU HAVE SOLD ALL YOUR PGG WRIGHTSON LIMITED SHARES
Please send this Offer and all enclosures (including the Acceptance Form) immediately to the new PGG Wrightson Limited shareholder or the broker through whom you made the sale requesting that they be forwarded to the new PGG Wrightson Limited shareholder.
IF YOU HAVE SOLD SOME OF YOUR PGG WRIGHTSON LIMITED SHARES
Please alter the total holding on the Acceptance Form to the number of Shares which you have retained and forward the amended Acceptance Form in the reply paid envelope supplied, to:
Computershare Investor Services Limited
Re: Agria (Singapore) Pte Ltd.
Private Bag 92119
Auckland 1142
159 Hurstmere Road, Takapuna, Auckland 0622
Facsimile: +64 9 488 8787
Upon receipt of the amended Acceptance Form, Agria will recalculate the amount of cash comprising your consideration to reflect the number of Shares sold by you.
Please also request the broker through whom you made the sale to advise the purchaser or purchasers of your Shares of this Offer and that copies of it are available from the above address, and advise PGW and Agria of the number of Shares sold and the broker concerned (if any).

ACCEPTANCE FORM
AGRIA (SINGAPORE) PTE LTD.’S PARTIAL TAKEOVER OFFER FOR 234,963,939 SHARES IN PGG WRIGHTSON LIMITED

SHAREHOLDER	NO. OF SHARES
NUMBER/CSN	HELD IN PGG
WRIGHTSON LIMITED

TOTAL CONSIDERATION (assuming that all the shares are purchased at NZ$0.60 per share)
Shareholder/Transferor (the Transferor)
Full Name
Number of shares in PGG Wrightson Limited you wish to sell (Please tick ONE box)
I accept in respect of all of my shares in PGG Wrightson Limited.
I accept in respect of               shares in PGG Wrightson Limited (insert number).
Note: If you do not state the number of shares in PGG Wrightson Limited in respect of which you wish to accept the Offer, you will be deemed to have accepted the Offer in respect of all the shares in PGG Wrightson Limited held by you.
This is a partial offer and scaling may apply as referred to in the Offer document.
Method of Payment (Please tick ONE box)

If you wish to receive the payment by automatic transfer, tick box A	Box A

If you wish to receive the payment by cheque, tick box B	Box B
By ticking box A you also authorise Agria (Singapore) Pte Ltd. to deposit the cash consideration into the New Zealand bank account that you have already provided details of to PGG Wrightson Limited for the purposes of making PGG Wrightson Limited dividend payments to you, and to authorise any disclosure by PGG Wrightson Limited of your bank account details for the purposes of payment of the cash consideration;
OR ALTERNATIVELY: please include details of your New Zealand bank account below in respect of which you wish the cash consideration to be paid to you:

Bank/Financial Institution		Branch

Account Name

Account Number	BANK	BRANCH	ACCOUNT NUMBER	SUFFIX	REFERENCE NO. (IF APPLICABLE)
By signing this form the Transferor for the consideration stated above hereby:
(a)	accepts the Offer dated 24th January 2011 of Agria (Singapore) Pte Ltd. (Transferee), for the shares specified above in PGG Wrightson Limited (PGW) held by the Transferor, subject to the conditions on which they are so held, and subject to scaling, and transfers those shares to the Transferee; and

(b)	as set out on the reverse of this form enters into an indemnity in favour of and for PGW and the Transferee, and the Transferee hereby agrees (as evidenced by its execution of a form of agreement to which this form and those of other transferors shall be appended together comprising an instrument of transfer) to take the (or some of the) shares subject to the terms and conditions of that Offer.

FOR AN INDIVIDUAL / ATTORNEY			FOR A COMPANY / BODY CORPORATE
Signed by the Transferor(s) (All joint holders must sign)			Signed by the Transferor(s) by:

Telephone:			Telephone:
Dated the	day of	2011	Dated the	day of	2011
PLEASE RETURN THIS FORM PRIOR TO 5PM ON 15 APRIL 2011.

NOTES AND INSTRUCTIONS FOR COMPLETION
1.	INTERPRETATION: In this form references to the Transferor in the singular shall include the plural.

2.	TO ACCEPT THE OFFER: Sign this form where marked “Signed by the Transferor(s)”. Companies must sign in accordance with the Companies Act 1993.

3.	METHOD OF PAYMENT: You should select a Method of Payment. If you do not, or the details that you provide are not sufficient to effect an electronic transfer to you, you will be paid by cheque or by Direct Credit to your existing nominated account held in Computershare’s registers.

4.	JOINT HOLDERS: If the shares are registered in the names of joint holders, all must sign the form.

5.	POWER OF ATTORNEY: If the form is signed under a power of attorney, the relevant power of attorney and a certificate of non-revocation must be submitted with the form for noting and return, and the certificate printed below must be completed. Where such power of attorney has already been noted by PGW, then this fact must be stated under the signature of the attorney.

6.	ON COMPLETION: Place the signed form in the enclosed reply paid envelope and post or fax to the Transferee as soon as possible, but in any event so as to be received not later than 5pm on 15 April 2011:
Computershare Investor Services Limited
Re: Agria (Singapore) Pte Ltd.
Private Bag 92119
Auckland 1142
159 Hurstmere Road, Takapuna, Auckland 0622
You can fax this Acceptance Form to Computershare Investor Services Limited on +64 9 488 8787. If you do that, the original form should also be delivered or posted to the above address (although failure to do that will not invalidate your acceptance). Please mark the original form clearly “FAXED”.
7.	PREVIOUS SALE: If you have sold all your shares, please pass this form together with the offer documents to your sharebroker or the purchasers of such shares. If you have sold part of your shareholding, record that fact on this form by amending the number of shares noted as being held by you on the face of this form.
IF YOU ARE IN ANY DOUBT ABOUT THE PROCEDURE FOR ACCEPTANCES, PLEASE CALL COMPUTERSHARE INVESTOR SERVICES LIMITED ON +64 9 488 8777.
BY THE TRANSFEROR’S EXECUTION ON THE FACE OF THIS FORM, THE TRANSFEROR HEREBY DECLARES THAT:
•	the Transferor is the holder of the shares described on the front of this Form;

•	the Transferor has not mortgaged, pledged, transferred or otherwise dealt with the shares and no other person holds any interest in the shares and they are the property of the Transferor absolutely; and

•	the Transferor will indemnify PGG Wrightson Limited (PGW) and the Transferee against any costs, loss or damages arising through or in consequence of the transfer of the shares being registered by PGW.
IF THIS FORM IS SIGNED UNDER POWER OF ATTORNEY, THE ATTORNEY(S) SIGNING MUST SIGN THE FOLLOWING CERTIFICATE:
CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY
I/WE,
(Insert name of Attorney(s) signing)
of
(Address and Occupation)
HEREBY CERTIFY:
1.	THAT by a Power of Attorney dated the day of the Transferor named and described on the face of this form (the Donor) appointed me his/her/its/their attorney on the terms and conditions set out in that Power of Attorney.

2.	THAT I/we have executed the form printed on the face of this document as attorney under that Power of Attorney and pursuant to the powers thereby conferred upon me/us.

3.	THAT at the date hereof I/we have not received any notice or information of the revocation of that Power of Attorney by the death (or winding up) of the Donor or otherwise.
Signed at                this                day of
Signature of Attorney(s)
NOTE:	Your signature does not require witnessing on this certificate.